Exhibit 21

Subsidiaries of the Registrant

Parent	State or Other Jurisdiction of Incorporation	Percentage Ownership

Mayflower Bancorp, Inc.	Massachusetts

Subsidiary

Mayflower Co-operative Bank	Massachusetts	100%

Subsidiaries of Mayflower Co-operative Bank

MFLR Securities Corporation	Massachusetts	100%

Mayflower Plaza, LLC	Massachusetts	100%